SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                          SEC File Number 1-8542
                                                          CUSIP Number 278751102

                           NOTIFICATION OF LATE FILING

                                  (Check one):

[ ] Form 10-KSB [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

                      For Period Ended: September 30, 1997



Read Attached Instruction Sheet before Preparing Form.  Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I. - Registrant Information


         Full Name of Registrant               ECHO BAY MINES LTD.
                                               Former Name if Applicable:  None

         Address of Principal Executive Office 6400 South Fiddler's Green Circle
         (Street and Number)                   Suite 1000

         City, State and Zip Code              Englewood, Colorado 80111-4957



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PART II. - Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual or semiannual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


III. - Narrative

     State in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

     IN CONNECTION WITH THE DIVISION OF CORPORATION FINANCE STAFF'S REVIEW OF THE COMPANY'S REGISTRATION STATEMENT ON FORM S-3, CERTAIN OF THE COMPANY'S SECURITIES EXCHANGE ACT FILINGS ARE CURRENTLY UNDER REVIEW BY THE STAFF. THE COMPANY HAS BEEN ADVISED BY THE STAFF THAT IT MAY FILE THIS FORM 12B-25 PENDING RECEIPT OF STAFF COMMENTS, WHICH IS EXPECTED IMMINENTLY.

IV. - Other Information

          (1) Name and telephone number of person to contact in regard to this notification.

               (Name)                   (Area Code)        (Telephone No.)

               Ronald R. Levine, II        (303)               892-7514


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          (2)  Have all other periodic reports required under Section 13 or
               15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such reports been filed? If answer no, identify report(s).

                             [X]  Yes          [ ]  No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [X]  Yes          [ ]  No

               If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               ECHO BAY MINES LTD.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 14, 1997                 By: /s/ Tom S. Q. Yip
                                            ------------------------------------
                                            Name:  Tom S. Q. Yip
                                            Title: Controller and Principal
                                                   Accounting Officer



INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                   ATTACHMENT

     On November 4, 1997, Echo Bay Mines Ltd. (the "Company") announced a net loss of $327.5 million ($2.36 per share) for the third quarter of 1997. This net loss included a special one-time restructuring charge of $309.8 million ($2.22 per share), following completion of a previously reported comprehensive review of the carrying values of the Company's assets including four producing gold mines and a portfolio of exploration properties, development projects and other assets, in light of current market conditions. Before the restructuring provision, the Company had a net loss from operations of $17.7 million ($0.14 per share) for the third quarter of 1997. A year ago, the Company had a third quarter net loss of $42.4 million ($0.31 per share).

     The restructuring provision is a non-cash charge. It reduces the cost basis of the Company's assets on the consolidated balance sheet. There is no tax effect; the amount is the same pre-tax and after-tax. Details of the non-cash charges follow:

     o $107.4 million write-down of the Company's investment in Santa Elina Mines Corporation in Brazil to its current market value of $45.0 million.

     o $50.0 million write-off of the Company's entire investment in the Kingking copper-gold project in the Philippines.

     o $127.0 million reduction in the carrying values of three producing mines in the United States and Canada (McCoy/Cove, Lupin and Kettle River) as a result of continuing low gold prices.

     o $25.4 million to write down certain other investments and assets to market value and to provide for estimated legal and restructuring expenses.

     The third quarter 1997 net loss from operations of $17.7 million before the restructuring provision was attributable to several factors. The Company's gold production fell and silver production rose in the third quarter of 1997, principally reflecting the processing of carbonaceous ores leaner in gold but richer in silver at the McCoy/Cove mine. Company-wide quarterly gold production totaled 177,502 ounces in the third quarter of 1997, down 19% from 218,043 ounces last year. Silver production rose 56% to 3,271,677 ounces from 2,092,987 ounces a year ago.

     Cash operating costs rose 3% to $251 per ounce of gold produced in the third quarter of 1997 compared to $243 in the third quarter of 1996, principally reflecting the lower gold grades processed at the McCoy/Cove mine. Quarterly results also reflect lower gold prices this year than a year ago. The average price realized by the Company fell by $10 per ounce of gold sold in the third quarter of 1997, to $380 per ounce this year from $390 a year ago. Third quarter 1997 revenue includes gains of $7.6 million from closing out the Company's gold and silver forward sales positions earlier in the year. Gains from such transactions are recognized in revenue in the periods in which the hedged gold and silver had been scheduled for delivery.



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